Mail Stop 3561

August 26, 2009

By Facsimile and U.S. Mail

Mr. Terry J. Lundgren
Chief Executive Officer
Macy's, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

> **Re:** **Macy's, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 1, 2009**
> **Revised Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 1-13536**

Dear Mr. Lundgren:

We have completed our review of your Annual Report on Form 10-K for the fiscal year ended January 31, 2009 and the related filing and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mark E. Betzen, Jones Day (By Facsimile)